

June 19, 2012

Via E-mail
Mr. Charles A. Hinrichs
Vice President and Chief Financial Officer
Regal Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

    Re: Regal Beloit Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 1-7283

Dear Mr. Hinrichs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kevin L. Vaughn

                         Kevin L. Vaughn
                         Accounting Branch Chief